Exhibit 99.1

SINA Forms Strategic Alliance with Alibaba to Enable Social Commerce

SHANGHAI, China—April 29, 2013—SINA Corporation (NASDAQ GS: SINA) (“SINA” or the “Company”), a leading online media company serving China and the global Chinese communities, announced today that it has reached an agreement on a strategic alliance between several entities affiliated with SINA, including PRC subsidiaries of Weibo Corporation (“Weibo”), and several entities affiliated with Alibaba Group (“Alibaba”), including Taobao (China) Software Co., Ltd. and Zhejiang Tmall.com Technology Co., Ltd., to jointly explore social commerce and develop innovative marketing solutions to enable merchants on Alibaba e-commerce platforms to better connect and build relationships with Weibo users.

The two companies will cooperate in the areas of user account connectivity, data exchange, online payment and online marketing, among other things, and will explore new business models for social commerce based on the interactions of the hundreds of millions of users on Weibo and on Alibaba’s e-commerce platforms.  The strategic alliance is expected to generate approximately $380 million in advertising and social commerce services revenues in aggregate for Weibo over the next three years.

Separately, the Company announced that Alibaba, through a wholly owned subsidiary, has invested $586 million to purchase preferred and ordinary shares representing approximately 18% of Weibo on a fully-diluted basis.  SINA has also granted an option to Alibaba to enable Alibaba to increase its ownership in Weibo to 30% on a fully-diluted basis at a mutually agreed valuation within a certain period of time in the future.

“We are excited to partner with the largest e-commerce platform in China to develop social commerce.  We believe e-commerce will play a vital role in building an eco-system around Weibo’s open platform.” said Charles Chao, Chairman and CEO of SINA.  “Weibo and Alibaba’s e-commerce platforms are natural partners.  Together we provide a unique proposition not only to existing online merchants, but also to individuals or businesses, who wish to offer products and services on social networking platform to take advantage of the traffic shift toward social and mobile Internet.”

“We believe that this strategic alliance helps to create a stronger Weibo.  It affirms our view of the vitality and importance of social media in unleashing value in e-commerce activities.  We believe that the cooperation of our two robust platforms will bring unique and valuable services to Weibo users, as well as making the mobile Internet a core part of Alibaba’s strategy.” said Jack Ma, Chairman of Alibaba.

About SINA

SINA is an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user-generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content and a range of complementary offerings on each of our region-specific websites.  SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users.  Based on an open platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information on our platform anywhere, anytime and with anyone.

Through these properties and other product lines and businesses, SINA offers an array of online media and social networking services to our users to create a rich canvas for businesses and brand advertisers to connect and engage with their targeted audiences.  SINA generates the majority of its revenues from online advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release or elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to:  SINA’s limited operating history in certain new businesses; the global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and mobile value-added services (MVAS) for a majority of its revenues; any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products; the Company’s reliance on mobile operators in China to provide MVAS; changes in mobile operators’ policies for MVAS in China; any failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2012 and other filings with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn